Date: July 21, 2005

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
Securities Exchange Commission
Washington, D.C. 20549 - 5546

Re: Xfone, Inc.
Form 10-KSB, for the fiscal year ended December 31, 2004
Filed March 31, 2005
File No. 333-67232

Dear Ms. Blye,

We are in receipt of your letter dated June 30, 2005. Actually, due to a mistake I received this letter only on July 17, 2005. Our counsel made a phone call to your office on July 19, 2005, and left word on your voice mail, and also spoke with Mr. Jack Guggenheim to update him that we would respond formally in writing in the next day or so.

We welcome your assistance in helping us to comply with existing disclosure requirements and enhancing our overall disclosure filings.

Specifically addressing your questions regarding page 7 of the Form 10-KSB and the listing of customers in Iran and North Korea, please note that it appears to be an oversight on our part when preparing the Form 10-KSB and listing all the countries where we make our services available. At the time, we requested information from the database of Swiftnet Limited, our subsidiary based in England, which provided the services to these customers. We are submitting along with this letter the attached report.

It appears that though the services for these customers had been discontinued long ago, the two countries were left mistakenly on the list and used for the SEC filing. The customers from North Korea, CHOI and CHO2 used the email2fax / fax broadcast services. As of May 2003 they no longer use our services. The customers from Iran, PARV and TAVA used the cyber-fax service. Before year 2001 they stopped using our services. We do not know exactly how they became clients in 1998-1999, but at that time the telecom agents Swiftnet Limited used built client base by looking for international clients for those services. Please note that Xfone, Inc. at that time had not yet been formed.

We do no direct or indirect marketing to attract customers from these countries. We certainly would do nothing to create any material investment risk to our shareholders by doing any activities, both active and passive, with customers from such countries or want to violate any US laws regarding any dealings with these countries.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

By:	/s/ Guy Nissenson
Guy Nissenson
Chief Executive Officer and President

Encls: Excel Spread Sheet

CC: Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance